UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            COLE NATIONAL CORPORATION
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    193290103
                              --------------------
                                 (CUSIP Number)

                                December 31, 2003
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                              CUSIP NO. 193290103



1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Quaker Capital Management Corporation
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)
              ------
     (b)        X
              ------

3.   SEC Use Only
                                   ---------------------------------------------

4. Citizenship or Place of Organization                             Pennsylvania
                                                                 ---------------

Number of         5.       Sole Voting Power                             751,250
  Shares                                                         ---------------
Beneficially      6.       Shared Voting Power                           700,642
  Owned by                                                       ---------------
Each Reporting    7.       Sole Dispositive Power                        751,250
    Person                                                       ---------------
     With:        8.       Shared Dispositive Power                      700,642
                                                                 ---------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,451,892
     ----------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
                    --------
     The Reporting Person disclaims beneficial ownership of 1,449,392 shares owned by its clients.

11. Percent of Class Represented by Amount in Row (9)

                                                                           8.91%
                                                                 ---------------

12. Type of Reporting Person                                              IA
                                                                  --------------




                               Page 2 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 193290103


Item 1.

         (a)      Name of Issuer

                  Cole National Corporation
                  --------------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  5915 Landerbrook Drive, Mayfield Heights, Ohio 44124
                  --------------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation
                  --------------------------------------------------------------

         (b)      Address of Principal Business Office or, if none, Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  --------------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania, USA
                  --------------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  --------------------------------------------------------------

         (e)      CUSIP Number

                  193290103
                  --------------------------------------------------------------




                               Page 3 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 193290103



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)    / / Broker of dealer registered under section 15 of the Act;

     (b)    / / Bank as defined in section 3(a)(6) of the Act;

     (c)    / / Insurance company as defined in section 3(a)(19) of the Act;

     (d)    / / Investment company registered under section 8 of  the Investment
                Company Act of 1940;

     (e)    /X/ An investment adviser in accordance with ss.240.13d- 1(b)(l)(ii)
                (E);

     (f)    / / An employee benefit plan or endowment fund in ccordance with ss.
                240.13d-1(b)(1)(ii)(F);

     (g)    / / A parent holding company or control  person in  accordance  with
                ss.240.13d-1(b)(1)(ii)(G);

     (h)    / / A savings association as defined in Section 3(b) of the  Federal
                Deposit Insurance Act;

     (i)    / / A church   plan that   is  excluded from  the  definition  of an
                investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)    / / Group, in accordance with  ss.240.13d-1((b)(l)(ii)(J)

Item 4.      Ownership
             ---------

         (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,449,392 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals and employees own 2,500 shares of the Common Stock of the Issuer.



                               Page 4 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 193290103

         (b) The shares covered by this report represent 8.91% of the Common Stock of the Issuer.

         (c) The Reporting Person has shared voting and dispositive power over 700,642 shares and sole voting and dispositive power over 748,750 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 2,500 shares owned by the Reporting Person and/or its principals and employees.

Item 5.      Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                   ----------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          1,449,392 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the



                               Page 5 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 193290103

effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












                               Page 6 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 193290103


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           QUAKER CAPITAL MANAGEMENT CORPORATION


                                                   February 13, 2004
                                                   -----------------------------
                                                             Date


                                                   /s/  Mark G. Schoeppner
                                                   -----------------------------
                                                              Signature


                                                   Mark G. Schoeppner, President
                                                   -----------------------------
                                                             Name/Title






                               Page 7 of 7 Pages